Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three and six months ended June 30, 2020 and 2019 Dated: August 12, 2020

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE		TSX: MAG
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MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three and six months ended June 30, 2020 and 2019. It is prepared as of August 10, 2020 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2020 and the audited consolidated financial statements of the Company for the year ended December 31, 2019, together with the notes thereto which are available on SEDAR and EDGAR or on the Company website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its subsidiaries and its investment in associate, is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American Stock Exchange both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America. The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended. This classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements regarding the anticipated time and capital schedule to production; expectations on the approval of the development of the project; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, Internal Rate of Return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. MAG Silver does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

2

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally. MAG Silver cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A references a technical report which presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and therefore may not be comparable to data presented by other silver producers. MAG Silver believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating estimated cost, pricing and other information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its annual information form (“AIF”) and recent financial reports is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov.

3

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. In addition, “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as Mineral Reserves and, accordingly, “Inferred Mineral Resources” must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed feasibility or pre-feasibility studies, or in the life of mine plans and cash flow models of developed mines. “Inferred Mineral Resources” can only be used in economic studies as provided under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically mineable.

Currently, there are no Mineral Reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered Mineral Reserves. Although Fresnillo plc (“Fresnillo”) has made statements that “Mineral Reserves” exist at Juanicipio Project, they are not “Mineral Reserves” within the meaning of NI 43-101, and as such, no reliance should exist that they will in fact become “Mineral Reserves” within with meaning of NI 43-101.

1.	DESCRIPTION OF BUSINESS

MAG is a Vancouver-based advanced stage development and exploration company that is focused on the acquisition, development and exploration of high-grade, district-scale projects located in the Americas. MAG’s principal asset is a 44% interest in the Juanicipio project (the “Juanicipio Project”) located in Zacatecas state, Mexico, which is now in the construction phase heading into production (see Juanicipio Project and Juanicipio Project Update below).

Juanicipio Project

MAG owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), an incorporated joint venture under the laws of Mexico, which owns the high-grade silver Juanicipio Project, located in the Fresnillo District, Zacatecas State, Mexico. Fresnillo is the project operator and holds the remaining 56% of Minera Juanicipio. Fresnillo and MAG as joint venture shareholders of Minera Juanicipio, jointly approved project mine development on April 11, 2019 and expect to commence production from the underground mine this year, with the processing facility or plant being commissioned mid-2021 (and reaching 85% of its 4,000 tonnes per day (“tpd”) nameplate capacity by the end of 2021). The initial production from the underground mine is expected to commence later in August 2020 and is expected to be processed in the Fresnillo plant until the Minera Juanicipio plant is completed (see Juanicipio Project Update below). The exploration, development and construction of the Juanicipio Project are all being carried out by the project operator, Fresnillo, with MAG participating in board, project review and technical committee meetings.

4

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

The Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits. The principal vein, the Valdecañas Vein, has dilatant zones (bulges) at its east and west extremes and several en echelon vein splays and cross-veins– the term “Valdecañas Vein” is used to refer to this combined vein system. The Juanicipio Project underground mine development to date consists of approximately 30 kilometres (“km”) of ramps, with numerous cross-cuts across the Valdecañas vein now complete and installation of long term underground mine infrastructure well advanced. Surface construction, focused on the installation of the processing facility (plant) and all associated support infrastructure, has begun. The layout and earthworks are largely complete, and footings and foundations are being poured. All of the internationally sourced process equipment is located on the joint venture ground where the 4,000 tpd plant is being constructed. In addition, exploration continues on both the Valdecañas Vein system and on other prospective targets within the joint venture property boundaries.

On April 22, 2020, in response to the Mexican Government’s National COVID-19 order (see ‘COVID-19 – Juanicipio Project’ below), the Company announced a temporary suspension through May 30, 2020 of exploration and surface construction work, while underground operations were temporarily reduced to a minimum working level under rigid hygienic protocols. In May 2020, the Mexican Government declared Construction and Mining as essential activities, and the restart of all activities began June 1, 2020 in a phased manner. According to the operator Fresnillo, the overall development timetable for the project remains unchanged.

All joint venture programs (development and exploration) for the Juanicipio Project are designed and contracted by the Minera Juanicipio Technical Committee, which is represented by both MAG and Fresnillo, and approved by the Minera Juanicipio Board of Directors, also represented by both parties. Construction of the processing plant is under the guidance of an Engineering, Procurement and Construction Management (“EPCM”) contract entered into with an affiliate of Fresnillo to oversee the mine construction and development. The Company’s share of project costs is funded primarily by quarterly cash calls through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders agreement.

Underground development commenced at the Juanicipio Project on October 28, 2013 and has focused to date primarily on advancing the ramp declines, ventilation raises, surface offices, surface and underground infrastructure, and preparing for expected mine production. In 2017, MAG commissioned AMC Mining Consultants (Canada) Ltd. to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR on January 19, 2018.

5

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

The 2017 PEA incorporates major overall project upgrades over assessments conducted prior to 2017, on the Bonanza Zone, as defined in the 2017 PEA, highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources discovered in the Deep Zone, as defined in the 2017 PEA. The independent estimate of the Mineral Resources of the Juanicipio Project in the 2017 PEA were compiled using exploration data available only up to December 31, 2016 and does not include the results of drilling programs in 2017-2020 designed to further expand and infill the Deep Zone (see Exploration – Juanicipio Project below). The volume of these new base metal-rich Deep Zone Mineral Resources identified in the 2017 PEA contributed to a significant expansion of project scope and enhancements to most aspects of the mine design. Truck haulage, shaft hoisting, and underground conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized rock to the surface processing plant. An underground winze (internal shaft) will be sunk within the hanging wall of the Valdecañas Vein system, to hoist mineralized rock from lower levels of the mine to the underground crusher and conveying system from the 6th year after plant start-up onward. As envisioned in the 2017 PEA, the proposed process plant has a planned production rate of 4,000 tpd, and will include a semi-autogenous grinding (“SAG”)/Ball mill comminution circuit followed by sequential flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate. The plant and tailings storage facility are being built on open and flat joint venture owned land just north of the conveyor ramp portal.

Based on the 2017 PEA, MAG views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different from the scope, design and results envisaged in the 2017 PEA (see both ‘Mine Development Update – Juanicipio Project’ and ‘Risks and Uncertainties’ below).

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

2.	HIGHLIGHTS – JUNE 30, 2020 & EVENTS SUBSEQUENT TO THE QUARTER END

✓	Mexican Government national COVID-19 Order announced in April resulting in a temporary suspension through May 30, 2020 of surface exploration and construction work at the Juanicipio Project and reduced underground operations.

✓	Phased Juanicipio Project restart commenced June 1, 2020 with the overall development timetable unchanged, according to the operator Fresnillo:
•	Underground mine production expected to commence soon ahead of schedule with anticipated processing of 16,000 tonnes per month of mineralized material through the Fresnillo plant until the Juanicipio plant is commissioned;
•	8,858 tonnes of mineralized material successfully processed at the Fresnillo plant on a test basis in early August 2020;
•	Juanicipio plant expected to commence commissioning in mid-2021 and reach 85% of its 4,000 tpd nameplate capacity by year end 2021.

6

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

•	Production ramp-up anticipated to be sooner than previous guidance due to the de-risking of Juanicipio’s metallurgical performance by virtue of campaign processing the mineralized material through the Fresnillo plant; and,
•	Estimated initial capital of $440,000 (on a 100% basis) as of January 1, 2018, will be reduced by:
₋	Development expenditures incurred since then to June 30, 2020 of approximately $172,695 (the Company therefore estimates approximately $267,305 of remaining initial capital on a 100% basis as at June 30, 2020);
₋	Existing cash held in Minera Juanicipio as at June 30, 2020 ($35,337); and,
₋	Expected cashflow generated from mineralized material being processed through the Fresnillo plant up until the Juanicipio plant is commissioned in mid-2021.

✓	Detailed engineering is near completion and earthmoving and foundation construction for the 4,000 tpd beneficiation plant is advancing well.

✓	Underground development at Juanicipio now approaching 30 km (or 18.75 miles) and is focused on both the three sub-vertical ramps that descend alongside the mineralization and the conveyor ramp that ascends to the surface at plant site.

✓	Assays from a 33,864 metre, 28-hole 2019 exploration program were released March 3, 2020 (see Press Release of same date), with the following highlights:
•	Confirms and expands the continuous wide, high-grade mineralization in the Valdecañas Deep Zone;
•	Confirms and expands the wide, high-grade zones in the Anticipada Vein;
•	Confirms and expands the Venadas vein to the south with strong silver and gold grades; and
•	Discovers the new northeast-trending Valentina and Venadas II veins through drilling and development.

✓	On April 30, 2020, the Company closed a non-brokered private placement offering and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60,000,002 ($43,134) to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him.

✓	MAG held cash and cash equivalents as at June 30, 2020 (before the below noted ATM Program) of $87,108 while Minera Juanicipio had cash on a 100% basis of $35,337 as at June 30, 2020.

✓	On June 29, 2020, the Company established an at-the-market equity program (the “ATM Program”) and subsequent to June 30, 2020 and as at August 10, 2020, the Company has sold and issued 2,305,463 common shares under the ATM Program at an average price of $16.16 per share, for gross and net proceeds of $37,264 and $36,239 respectively.

3.	JUANICIPIO PROJECT

Total Juanicipio Project expenditures incurred and capitalized directly by Minera Juanicipio (on a 100% basis) for the three and six months ended June 30, 2020 amounted to $20,810 and $40,153 respectively (June 30, 2019: $18,788 and $28,881 respectively). Of the total expenditures in the six months ended June 30, 2020, $38,415 (June 30, 2019: $26,479) are development expenditures and the remaining $1,738 (June 30, 2019: $2,402) are exploration expenditures.

7

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

COVID-19 – Juanicipio Project

In response to the COVID-19 virus outbreak, in April 2020 the Mexican Government ordered a temporary suspension of all “non-essential” operations nationwide in Mexico, including mining operations, until May 30, 2020. Fresnillo, the Juanicipio Project operator, was in regular consultation with Mexican Government officials to ensure Minera Juanicipio’s compliance with the Order. Fresnillo advised the Company that while the Order was in effect, underground development continued under government mandated hygiene protocols, while surface construction work and surface-based drilling were temporarily halted. All work has since resumed with a phased restart having commenced on June 1, 2020, and according to Fresnillo, the overall development timetable remains unchanged.

The impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, other supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material changes to the costs and time for the completion of development at Juanicipio. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak. See “Virus outbreaks may create instability in work markets and may affect the Company’s Business” in “Risk and Uncertainties” below.

SURFACE CONSTRUCTION AND SITE PREPARATION – Juanicipio Project

Construction plans for the 4,000 tpd processing plant commenced immediately upon the formal project approval in April 2019. Basic engineering was completed during 2019 and, detailed engineering is now substantially complete. Development and construction of surface infrastructure facilities (power lines, access roads, auxiliary buildings, etc.) had already begun prior to the formal project approval and continued into 2020. The majority of all major equipment for the plant, including both SAG and ball mills, flotation cells, process tanks, filters, and thickener mechanisms are now secured on site.

In the quarter ended June 30, 2020, surface construction progress at Juanicipio was limited due to COVID-19 restrictions noted above. Nonetheless, according to Fresnillo, the overall development timetable currently remains unchanged with the Juanicipio processing plant expected to be commissioned in mid-2021 as the critical path of the project was unaffected by the mandated temporary COVID shutdown. Once work resumed in June, earthmoving and foundation pouring continued for the construction of the processing plant. A large portion of the concrete works, structural steel sections and process pipe spools are being fabricated off-site in controlled workshop conditions. These are now arriving on site and are being placed directly into position. As well, a number of specialized consulting firms have been engaged to conduct all aspects of the detailed design of the tailings dam.

UNDERGROUND DEVELOPMENT – Juanicipio Project

Access to the mine is via twin underground declines that now have reached the top of mineralization in the Valdecañas Vein. From there, the upper footwall haulage/access drift has been driven the length of the vein from which three internal spiral footwall production ramps are being extended to depth. Twinning of the original access decline was required to provide capacity for hauling additional mineralized rock and waste sufficient to facilitate processing capacity of 4,000 tpd. The twin ramps allow for streamlined underground traffic flow and increased safety through the mine having a second egress. The three spiral ramps into the mineralized envelope are designed to provide access to stopes within the mineralized material and allow a planned mining rate of 4,000 tpd. The first cross-cuts through the vein have been made from the easternmost footwall ramp, exposing well-mineralized vein. Initial development indicates that the grade and width of the mineralization is in line with previous estimates.

8

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

Mineralized material from throughout the vein will be crushed underground and the crushed material conveyed directly from the underground crushing station (already excavated) to the process plant area via a third ramp to the surface - the underground conveyor ramp. The conveyor ramp is approaching 51% completion and is being driven both from the surface and from the underground crushing chamber. This ramp will also provide access to the entire Valdecañas underground mining infrastructure and serve as a fresh air entry for the ventilation system. As well, the sinking of the two main ventilation shafts is progressing well, with one shaft 65% complete and the other at 71% complete.

Underground development continues its focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein system;
~~•~~	making additional cross-cuts through the vein and establishing the initial mining stopes;
•	constructing the underground crushing chamber;
•	advancing the underground conveyor ramp to and from the planned surface processing facility from both faces; and,
•	integrating additional ventilation and other associated underground infrastructure.

Total underground development to date is now approaching 30 km (18.75 miles), including 4.4 km completed in the first half of 2020. Mineralized material from development workings has been stockpiled during the past year and is now available for processing through the Fresnillo processing facility until the Juanicipio plant is commissioned in mid-2021. (see Mine Development Update – Juanicipio Project below). In addition to this mineralized material from development, the first production stope is expected to be ready for mining in Q3-2020.

A photo gallery of current progress on the Juanicipio development is available at https://magsilver.com/projects/photo-and-video-gallery/ .

MINE DEVELOPMENT UPDATE – Juanicipio Project

It was previously expected that the completion of the processing plant would coincide with the readiness of the underground mine late in the fourth quarter of 2020. In the first quarter of 2020, it was announced that the underground mine is now expected to commence production ahead of schedule in mid-2020, realizing commercial and operational de-risking opportunities for the joint venture. It was also announced that the schedule for the construction of the processing plant has been adjusted to enable the most efficient use of contractor labour, and commissioning is now anticipated by mid-2021.

Starting later in August 2020 up until completion of the Juanicipio processing plant in mid-2021, mineralized material from development and initial production stopes is expected to be processed at an average rate of 16,000 tonnes per month at the Fresnillo plant which has spare capacity. In preparation for this, earlier in August 2020, 8,858 tonnes of mineralized stockpiled material was successfully processed at the Fresnillo plant on a test basis. As such, by bringing forward the start-up of the underground mine and processing the mineralized material, MAG and Fresnillo are looking to secure several positive outcomes for the Juanicipio Project:

•	generating some cash-flow from production to offset some of the cash requirements of the initial project capital;
•	de-risking the metallurgical process through a better understanding of the mineralization;
•	increased certainty around the geological block model prior to start-up of the processing plant; and,
•	allowing a quicker and more certain ramp-up to the nameplate 4,000 tonnes per day plant design.

9

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

The Juanicipio plant is now expected to reach 85% name plate capacity by the end of 2021 and 90-95% in 2022. In the 2017 PEA, ramp-up to full production was originally envisioned over 3 years after commissioning of processing plant, the equivalent of 2024.

With detailed engineering almost complete, major equipment purchases completed and delivered to site, and several significant construction contracts awarded or under review, Fresnillo and MAG also announced in the previous quarter an update to the initial capex required for the project (see Press Release dated February 24, 2020). The capex or pre-operative capital cost on a 100% basis of $395,000 from January 1, 2018 (see Press Release dated April 11, 2019) was revised to $440,000 from January 1, 2018, to reflect additional expenditures incurred by Minera Juanicipio on the underground development and bringing forward the full construction costs for two large life-of-mine ventilation shafts, as well as some sustaining capital to facilitate the early underground mine start.

The pre-operative initial capital already expended from January 1, 2018 to June 30, 2020 is approximately $172,695 leaving an estimated $267,305 of remaining initial capital (MAG’s 44% estimated remaining share is $117,614 as at June 30, 2020). This funding requirement would be reduced by both: existing cash held in Minera Juanicipio as at June 30, 2020 ($35,337); and, expected cash flows generated from mineralized material sold and processed through the Fresnillo processing plant commencing later in August 2020 (see Liquidity and Capital Resources below).

EXPLORATION – Juanicipio Project

Since the discovery of the Deep Zone as an extension at depth of the high-grade Bonanza Zone (see Press Release April 23, 2015), the Valdecañas Vein System has emerged as a multi-stage, high-grade vein swarm comprising the Valdecañas vein, characterized by large dilatant zones (bulges) in its east and western reaches (previously interpreted as the overlapping East and West Valdecañas Veins), the hangingwall Anticipada Vein, the Pre-Anticipada Vein, several en echelon splays and the family of northeast-trending cross veins that comprise the Venadas-Valentina Vein family. Last year’s (2019) drill results include the deepest lateral intercepts to date on the Valdecañas Vein, with deep mineralization now traceable continuously over a strike length exceeding 2,000 metres (“m”) and up to 1,100 m vertically from the top of the Bonanza Zone. Vein widths range from approximately 2 m to over 29 m. Deep mineralization on the Valdecañas Veins remains open laterally for several hundred metres to the claim boundaries on both ends; to the east claim boundary for Anticipada; and Pre-Anticipada and to depth across all veins (see diagrams with Press Release dated March 4, 2019 at http://www.magsilver.com/s/NewsReleases.asp?ReportID=846343).

Assays from 48 holes (46,060 m) designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and further trace the Deep Zone laterally and to depth, were reported in 2019 (see Press Release dated March 4, 2019), and earlier this year in the quarter ended March 31, 2020, additional results from the 2019 28-hole (33,864 m) diamond drill program were announced (see Press Release dated March 3, 2020).

10

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

Valdecañas Deep Zone expanded and significant new hangingwall vein discovered

The 2019 drill results released on March 3, 2020, extend and confirm continuity to depth of high-grade mineralization in the East and West Valdecañas Vein Deep Zones and in the Anticipada Vein. Drilling in 2019 was not designed to extend the Pre-Anticipada vein. Drilling in 2019 did trace and confirm the northeast-trending Venadas vein some 800 m to the south. Drilling and development also coincidentally discovered two new northeast-trending cross veins, the Valentina and Venadas II veins.

Notably, many intercepts in the Valdecañas Deep Zone continue to demonstrate atypically high silver grades that MAG believes are ascribable to stacking or superimposition of mineralization related to a later deeper, boiling zone (mineralized horizon). As well, areas within the Deep Zone show extensive skarn and the increasing copper grades expected in the “root zone” (lower reaches) of an epithermal vein. Gold grades remain high and are remarkably consistent throughout the entire vertical extent of the Valdecañas Vein. These characteristics, interpreted in combination with other geological features, reflect proximity to a major mineralizing-fluid upwelling zone where multiple repeated pulses of mineralization combined to generate exceptionally high-grade and thick polymetallic mineralization. The search for additional mineralizing fluid upwelling zones within the Juanicipio Joint Venture property is ongoing, as each could be a centre of additional high-grade mineralization.

2019 28-hole (33,864 metre) diamond drill program – assays released March 3, 2020

The 2019 drill program expanded and upgraded the wide, high-grade Deep Zone and confirmed additional northeast-trending veins. Drill highlights (see Table 1 below):

•	Confirm and expand continuous wide, high-grade mineralization in the Valdecañas Deep Zone;
•	Confirm and expand the wide, high-grade zones in the Anticipada Vein;
•	Confirm and expand the Venadas Vein to the south with strong silver and gold grades; and,
•	Discover the northeast-trending Valentina and Venadas II veins through drilling and development.

Exceptional intercepts included:

Table 1 – Highlights 2019 Drill Program Assays

HOLE- ID	From (m) [2]	To (m)	TW [1] (m)	Silver (g/t) [2]	Gold (g/t)	Lead (%)	Zinc (%)	Copper (%)	VEIN
D5-12	989.45	997.00	5.7	3884	8.4	6.5	9.7	0.3	Valdecañas
D1-10	1038.85	1072.80	21.1	129	1.7	3.5	7.8	0.2	Valdecañas
D6-6	984.30	1017.55	21.2	147	1.2	3.9	8.8	0.3	Anticipada
D5-9	772.20	774.05	1.0	187	10.6	1.3	4.4	-	Pre-Anticipada
93P	772.45	775.80	2.5	918	1.8	-	-	-	Venadas
P32	569.20	572.10	1.2	279	0.7	-	-	-	Venadas II
M39	560.95	564.95	0.7	1216	3.6	-	-	-	Valentina

1 True widths (“TW”) were measured off cross sections

2 Abbreviations used: metres (“m”) and grams per tonne (“g/t”)

The discovery of more northeast-trending veins close to the planned production areas, coupled with the expanding high-grade Anticipada and Pre-Anticipada veins, should add significantly to the growing mineral endowment of the project and, importantly, provide considerable mining flexibility throughout an extended mine life.

11

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

A complete set of tables by vein of the 2019 drilling results are available at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf along with a new 3D video displaying the entire Valdecañas Vein system, available at https://magsilver.com/site/assets/files/5810/SSMovieHQ2_3-Mar3-2019-sdsawe.mp4.

Valdecañas Vein

Drilling in 2019 returned the thickest and deepest lateral intercepts to date on the Valdecañas Vein, with deep mineralization now continuous over a 2,000 m strike length and up to 1,100 m vertically from the top of the Bonanza Zone. The 2019 vein intercepts range in width from approximately 1 m to over 21 m (see Figure 2 and tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf ) and the Valdecañas Vein remains open laterally to the claim boundaries at both ends and to depth. The best 2019 intercept is Hole D5-12, which cut 5.7m (true width) grading 3,884 g/t (113 ounces per ton (“opt”)) silver, 8.4 g/t (0.25 opt) gold, 6.5% lead, 9.7% zinc and 0.3% copper. This includes a 0.8m (true width) zone that ran 16,271 g/t (475 opt) silver, 9.2 g/t gold (0.27 opt), 17.8% lead, 11.8% zinc and 0.2% copper. The location of this intercept is important as it greatly expands the thick and high-grade eastern dilatant zone. Other significant holes include D1-5 and D1-10, both within the western dilatant zone, and D6-6 in the eastern dilatant zone. D5-11 also added very good width and grade above the east dilatant zone.

Anticipada Vein

The Anticipada Vein is sub-parallel to and lies 50-100m in the hangingwall of the Valdecañas Vein.  In 2019, it was coincidentally cut by 11 holes targeting the Valdecañas Vein and several of these intercepts significantly expand the vein.  This is especially the case in a vertical zone along its western reaches where it widens and higher grades appear (see Figure 3 and tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf ). The best intercept is in Hole D6-6 and two other holes (D5-10 and D5-11) extend the well-mineralized zone on the eastern end of the vein. The remaining six holes tested the western limits of the vein and show moderate to relatively weak mineralization.  The Anticipada Vein remains open to depth and to the east.

New Vein Discoveries – 2019

Pre-Anticipada Vein

The Pre-Anticipada Vein (discovered and announced in Press Release, March 4, 2019) is also subparallel to the Valdecañas Vein and is located a further 50-100m into hangingwall above the Anticipada Vein. It was coincidentally cut by five infill holes targeting the Valdecañas Vein but their geometry was not favourable (see Figure 4 and tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf ). The two easternmost holes (D5-8 and D5-9) cut appreciable silver and gold values within the coherent high-grade zone that characterizes the Pre-Anticipada Vein (See Figure 4) but do not significantly expand it. Pre-Anticipada remains open for 200-300 m to the eastern property boundary and to depth.

Venadas, Venadas II and Valentina Veins

Five surface drill holes from the 2019 program tested the Venadas Vein (see tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf), the first northeasterly-trending vein ever found in the Fresnillo District, to depth and to the south. The hole drilled farthest to the south (93P) extends the vein to 800 m from its intersection with the Valdecañas Vein and cut high silver and gold grades with no base metals (2.5 m (true width) grading 918 g/t (27 opt) silver and 1.8 g/t gold). Vein textures and the lack of base metals indicates this is a high-level intercept and that the vein should have good potential to depth. Hole 97P was the only hole drilled below 93P and it hit only a narrow, pinched-down vein. Additional deeper holes are planned for 2020 to determine where the vein opens up again at depth.

12

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

Importantly, two additional northeast-trending veins (Venadas II and Valentina; See tables at https://magsilver.com/site/assets/files/5810/nr-mar3-2020-table1-sdadds.pdf) were discovered during 2019 through a combination of drilling and being cut in development headings. Both had been suspected based on oblique angle vein intercepts in several holes directed towards the Valdecañas Vein. Drill hole P32, which was designed to intercept Venadas II on the way to Valdecañas, cut 1.2m (true width) grading 279 g/t (8 opt) silver; 0.7 g/t gold. The Valentina Vein was also cut multiple times by the eastern development ramp and a number of historic Valdecañas vein drill holes, the best of which is Hole M39 which cut 0.7m grading 1,215 g/t (35 opt) silver, and 3.6 g/t gold.

The intercepts for Venadas, Venadas II and Valentina lack significant base metal grades (with the exception of one intercept) indicating that these holes have likely cut the veins high in the mineralizing system. Also, all three veins have been intercepted on both the hangingwall and footwall side of the Valdecañas Vein in drill core and underground workings. This, combined with underground exposures of mineralized cross cutting northeast trending veinlets, strongly suggest that these veins cross-cut the main-stage of the Valdecañas Vein and may coincide with the long-recognized late gold-rich mineralization stage. Short-hole underground drilling and drifting is contemplated for fleshing out these veins and determining what relationship they have with the Valdecañas Vein.

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or another recognized lab). The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. The bulk reject is subsequently sent to the Center for Investigation and Technical Development (“CIDT”) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

4.	OUTLOOK

While MAG’s principal focus is the successful development of the Juanicipio Project and to further explore the Juanicipio property, the Company continually looks to enhance its project portfolio by evaluating new available projects and through successful exploration of its current property holdings. However, MAG continues to execute its business plan prudently, with on-going project evaluations focusing primarily on potential high-grade, district scale opportunities.

Minera Juanicipio

Under the terms of an EPCM agreement, Fresnillo and its affiliates are now finalizing detailed engineering and are overseeing the construction of the 4,000 tpd process plant and associated surface infrastructure. In the six months ended June 30, 2020, further progress was made with construction of the flotation plant and other infrastructure. Underground development to date at Juanicipio has approached 30 km (18.75 miles) with access to the upper portion of the resource now achieved. Initial development indicates that the grade and width of the vein are in line with previous drilling-derived estimates.

13

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

Production from the underground mine is expected to commence ahead of schedule later this month, and 8,858 tonnes of mineralized stockpiled material was already successfully processed at the Fresnillo plant on a test basis in early August 2020. Mineralized material from the underground mine is expected to be processed at 16,000 tonnes per month at this nearby Fresnillo plant facility (100% owned by Fresnillo) until the Juanicipio plant is commissioned. The Juanicipio plant will now commence commissioning in mid-2021 and is expected to reach 85% of its 4,000 tpd nameplate capacity in Q4-2021. An Operator Services agreement has been finalized which will become effective upon initiation of commercial production. As well, both lead and zinc concentrate off-take agreements were entered into by Minera Juanicipio with Met-Mex Peñoles, S.A. De C.V., under which both concentrates will be treated at market terms in Torreón, Mexico.

Fresnillo as operator, does not expect a change to the overall Juanicipio development timetable as a result of the COVID-19 virus outbreak and the resulting temporary stoppages on construction work and restrictions on underground development at Juanicipio as discussed above (see COVID-19 – Juanicipio Project). Although all activities have resumed at Juanicipio, the COVID-19 impacts could result in additional medical and other costs, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak. See “Virus outbreaks may create instability in work markets and may affect the Company’s Business” in “Risk and Uncertainties” below.

According to Fresnillo, the Juanicipio development is expected to create approximately 2,750 jobs during construction and 1,720 jobs once at full production, with potential to scale-up operations in the future beyond 4,000 tpd.

On the exploration front, MAG and Fresnillo, as shareholders of Minera Juanicipio, both acknowledge that there is considerable further exploration opportunity in the concession license area as most of it remains unexplored. Exploration drilling in recent years has been primarily designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources, and to further trace the Deep Zone laterally and to depth. The 2019 exploration program also targeted the newly discovered north-south trending Venadas Vein family, and additional prospective targets are expected to be drilled this year.

With the recent NE trending discoveries noted above, other much larger NE structures with intense surface alteration known farther afield within the Juanicipio property have become priority exploration targets. None have previously been drilled.

There are currently 5 drill rigs turning on the property, all designed to further expand and infill the Deep Zone.

14

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

5.	INVESTMENT IN JUANICIPIO

Minera Juanicipio

Minera Juanicipio is the corporate entity through which MAG Silver records and holds its Investment in Juanicipio (see Notes 2(b) and 6 in the unaudited condensed interim consolidated financial statements of the Company as at June 30, 2020).

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Joint venture oversight expenditures incurred 100% by MAG	$145	$84	$314	$170
Cash Advances to Minera Juanicipio	23,188	15,272	23,188	15,272
Total for the period	23,333	15,356	23,502	15,442
Equity pick up of current income (loss) for the period	1,189	480	(3,498)	762
Balance, beginning of period	132,125	81,582	136,643	81,214
Balance, end of period	$156,647	$97,418	$156,647	$97,418

During the three and six months ended June 30, 2020, the Company incurred Juanicipio oversight expenditures of $145 and $314 respectively (June 30, 2019: $84 and $170 respectively). In addition, the Company made joint venture cash advances to Minera Juanicipio of $23,188 during the three and six months ended June 30, 2020 (June 30, 2019: $15,272).

In the three and six months ended June 30, 2020, MAG recorded an equity income pick up of $1,189 and equity loss pick up of $3,498 respectively from its Investment in Juanicipio (June 30, 2019: $480 and $762 equity income pick up respectively). There are no direct operating expenses in Minera Juanicipio, as development and evaluation and exploration expenditures are capitalized until commercial production is achieved. The $3,498 equity loss pick up for the period is the Company’s 44% share of Minera Juanicipio’s foreign exchange loss and deferred income tax expense, partially offset by interest income. The deferred tax expense was driven by the non-cash devaluation of certain tax assets within Minera Juanicipio, denominated in Mexican Pesos as the Mexican Peso devalued significantly against the US dollar in the period (from 18.87 Pesos/US$ on December 31, 2019 to 23.13 on June 30, 2020).

6.	EXPLORATION AND EVALUATION ASSETS

Option Earn-in Projects

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. There are no further exploration funding requirements under the agreement as at June 30, 2020. However, to earn a 100% interest in the property package, the Company must make remaining cash or share payments of $100 and $150 on or before the fourth and fifth annual anniversaries of the agreement, at which time the vendors would retain a 2% net smelter returns royalty (“NSR”). In May 2020, the Company elected to settle the third option payment of $100 in shares rather than cash, and subsequent to the quarter end issued the vendors 8,241 shares in settlement of that payment.

In late 2018, the Company entered into an option agreement with another private group whereby MAG has the right to earn 100% ownership interest in a company which owns a prospective land claim package. MAG paid $150 upon signing the agreement. To earn 100% interest in the property, MAG must make remaining cash payments of $1,850 over the next nine years and fund a cumulative of $30,000 of eligible exploration expenditures ($2,786 incurred to June 30, 2020) by 2028. Upon MAG’s 100% earn-in, the vendors would retain a 2% NSR.

15

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

7.	REVIEW OF FINANCIAL RESULTS

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
EXPENSES
Accounting and audit	$48	$85	$117	$143
Amortization	30	26	60	53
Filing and transfer agent fees	9	3	244	217
Foreign exchange loss (gain)	126	(43)	121	3
General office expenses	394	310	599	480
Legal	157	51	298	137
Management compensation and consulting fees	479	501	953	1,077
Mining taxes and other property costs	6	57	13	353
Share based payment expense	1,230	1,284	1,708	1,508
Shareholder relations	38	110	149	214
Travel	1	67	47	135
	2,518	2,451	4,309	4,320
Interest income	110	782	384	1,626
Changes in fair value of warrants	–	(21)	–	(39)
Equity pick up from Investment in Juanicipio	1,189	480	(3,498)	762
Loss for the period before income tax	$(1,219)	$(1,210)	$(7,423)	$(1,971)
Deferred income tax benefit (loss)	2,516	249	(6,178)	568
Income (Loss) for the period	$1,297	$(961)	$(13,601)	$(1,403)

Three Months Ended June 30, 2020 vs Three Months Ended June 30, 2019

The Company’s net income for the three months ended June 30, 2020 amounted to $1,297 (June 30, 2019: $961 net loss).

The Company recorded a foreign exchange loss of $126 (June 30, 2019: $43 foreign exchange gain), resulting from holding cash denominated in Canadian dollars (“C$”) required to fund Canadian corporate expenses, and from C$ proceeds of the April 30, 2020 private placement (see Liquidity and Capital Resources below), the majority of which was converted to US$ on the day the placement closed. The C$ cash held is exposed to exchange risk relative to the US$, and results in a gain or loss as the exchange rate fluctuates.

Management compensation and consulting fees decreased to $479 (June 30, 2019: $501) in the quarter ended June 30, 2020, while legal expense increased to $157 (June 30, 2019: $51) in the same period. The Company utilized legal counsel more extensively in the current quarter, and some corporate secretarial services performed by management in the prior year were performed by external counsel in the three months ended June 30, 2020.

16

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

Mining concession taxes and other property costs in the quarter ended June 30, 2020 decreased to $6 (June 30, 2019: $57) due to the Company’s divestiture of several non-core concessions in the prior year.

Share based payment expense (a non-cash item) recorded in the three months ended June 30, 2020 decreased to $1,230 (June 30, 2019: $1,284) and is determined based on the fair value of equity incentives granted and vesting in the period. During the quarter ended June 30, 2020, the Company granted 54,744 deferred share units (“DSU”) to directors and an additional 2,310 to directors who elected to receive their retainer for the period in DSUs in lieu of cash. No other equity grants were granted during the three months ended June 30, 2020.

Other expenses incurred during the quarter ended June 30, 2020 included accounting and audit of $48 (June 30, 2019: $85), amortization of $30 (June 30, 2019: $26), filing & transfer agent fees of $9 (June 30, 2019: $3), general office expenses of $394 (June 30, 2019: $310), shareholder relations of $38 (June 30, 2019: $110) and travel of $1 (June 30, 2019: $67) were all either comparable with the prior period’s expense or declined during the period in line with certain reduced business activities in response to the COVID-19 pandemic.

In other income and expenses, MAG earned interest income on its cash and cash equivalents of $110 (June 30, 2019: $782) during the quarter ended June 30, 2020, and recorded a 44% equity income pick up of $1,189 (June 30, 2019: $480) from Minera Juanicipio as described above in Investment in Juanicipio.

MAG recorded a deferred income tax benefit of $2,516 for the quarter ended June 30, 2020 (June 30, 2019: $249), primarily driven by the non-cash valuation increase of tax assets denominated in the Mexican Pesos, as the Mexican Peso strengthened against the US dollar in the quarter (from 24.29 Pesos/US$ on March 31, 2020 to 23.13 on June 30, 2020).

Six Months Ended June 30, 2020 vs. Six Months Ended June 30, 2019

The Company’s net loss for the six months ended June 30, 2020 amounted to $13,601 (June 30, 2019: $1,403). MAG recorded a deferred income tax expense of $6,178 for the six months ended June 30, 2020 (June 30, 2019: $568 deferred income tax benefit), primarily driven by the non-cash devaluation of certain tax assets denominated in Mexican Pesos, as the Mexican Peso devalued significantly against the US dollar in the period (from 18.87 Pesos/US$ on December 31, 2019 to 23.13 on June 30, 2020).

During the six months ended June 30, 2020, the Company recorded a foreign exchange loss of $121 (June 30, 2019: $3), while legal expense increased to $298 (June 30, 2019: $137), management compensation and consulting fees decreased to $953 (June 30, 2019: $1,077), and mining taxes and other property costs decreased to $13 (June 30, 2019: $353), all based on the same rational as described above in the three months ended June 30, 2020 comparative. General office expenses increased to $599 (June 30, 2019: $480) in the six months ended June 30, 2020 as insurance costs increased significantly, and there were additional costs related to the Company holding its Annual General and Special Meeting on a virtual platform due to COVID-19.

Share based payment expense (a non-cash item) recorded in the six months ended June 30, 2020 increased to $1,708 (June 30, 2019: $1,508) and is determined based on the fair value of equity incentives granted and vesting in the period. In the six months ended June 30, 2020, the Company granted 341,448 stock options (June 30, 2019: 367,967), 83,940 performance share units (“PSU”), (June 30, 2019: 91,406), and 39,063 restricted share units (“RSU”) (June 30, 2019: 10,000) under its equity compensation plans. These 2020 grants reflect 2019 equity incentives granted in 2020 due to a Company imposed blackout period in 2019. As well, the Company granted 64,757 DSUs (June 30, 2019: 141,386) to directors of the Company, and an additional 8,668 DSUs (June 30, 2019: 17,226) were granted to directors who elected to receive their retainer for the period in DSUs in lieu of cash.

17

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the six months ended June 30, 2020 included accounting and audit of $117 (June 30, 2019: $143), amortization of $60 (June 30, 2019: $53), filing & transfer agent fees of $244 (June 30, 2019: $217), shareholder relations expenses of $149 (June 30, 2019: $214) and travel of $47 (June 30, 2019: $135), and were all either comparable with the prior period’s expense or declined during the period in line with certain reduced business activities in response to the COVID-19 pandemic.

In other income and expenses, MAG earned interest income on its cash and cash equivalents of $384 (June 30, 2019: $1,626) during the six months ended June 30, 2020, and recorded a 44% equity loss pick up of $3,498 (June 30, 2019: $762 equity income pick up) from Minera Juanicipio as described above in Investment in Juanicipio.

Other Comprehensive Income (Loss):

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Net Income (Loss) for the period	$1,297	$(961)	$(13,601)	$(1,403)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain (loss) on equity securities, net of taxes	8,282	(301)	7,631	(448)
Net of deferred tax expense	(1,005)	–	(1,005)	–

Total comprehensive income (loss)	$8,574	$(1,262)	$(6,975)	$(1,851)

In Other Comprehensive Income (Loss) during the three and six months ended June 30, 2020, MAG recorded an unrealized market gain of $8,282 and $7,631 respectively (June 30, 2019: $301 and $448 unrealized market loss respectively) net of deferred tax expense of $1,005 and $1,005 respectively (June 30, 2019: nil and nil respectively) on equity securities held as strategic investments. The majority of the unrealized gain relates to a 2018 transaction whereby the Company sold its non-core Guigui and Batopilas concessions to a private company, for convertible preferred shares of the private company should they become publicly listed in the future. On June 8, 2020, Reyna Silver Corp. (“Reyna”), listed on the TSX Venture Exchange, and MAG converted its preferred shares into common shares of Reyna.

18

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

8.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net Income (Loss) per Share):

Quarter Ending	Revenue (1)	Net Income (Loss) (2)	Net Income (Loss) per Share
June 30, 2020	$110	$1,297	$0.01
March 31, 2020	$274	$(14,898)	$(0.17)
December 31, 2019	$412	$(1,018)	$(0.01)
September 30, 2019	$589	$(2,005)	$(0.02)
June 30, 2019	$782	$(961)	$(0.01)
March 31, 2019	$844	$(442)	$(0.01)
December 31, 2018	$841	$(3,829)	$(0.04)
September 30, 2018	$812	$597	$0.01

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. MAG has no operating revenues at this stage of development.
(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.”

9.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the six months ended June 30, 2020:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Cash flow from operations before changes in non-cash working capital	$(1,024)	$(420)	$(2,038)	$(1,144)
Changes in non-cash working capital	(472)	(324)	(1,074)	(699)
Operating activities	(1,496)	(744)	(3,112)	(1,843)
Investing activities	(23,400)	(16,066)	(23,870)	(16,480)
Financing activities	41,774	1,963	41,864	1,941

Effects of exchange rate changes on cash and cash equivalents	(97)	73	(134)	35

Change in cash and cash equivalents during the period	16,781 #	(14,774)	14,748	(16,347)
Cash and cash equivalents, beginning of period	70,327	128,607	72,360	130,180
Cash and cash equivalents, end of period	$87,108	$113,833	$87,108	$113,833

Operating Activities

During the three and six ended June 30, 2020, MAG used $1,024 and $2,038 in cash for operations before changes in non-cash working capital, compared to $420 and $1,144 respectively, in the three and six months ended June 30, 2019. More cash was used in operations in the current six months ended June 30, 2020 than the comparable period, as in the prior period, interest income ($1,626) was considerably higher than in the current year ($384), thereby offsetting cash used in operations. MAG Silver’s non-cash working capital (accounts receivable, prepaid expenses less trade and other payables) in the three and six months ended June 30, 2020 increased by $472 and $1,074 respectively (June 30, 2019: $324 and $699 respectively). The total use of cash from operating activities in the three and six months ended June 30, 2020 was $1,496 and $3,112 respectively (June 30, 2019: $744 and $1,843 respectively).

19

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

Investing Activities

During the three and six months ended June 30, 2020, the Company received proceeds of $411 and $742 respectively (June 30, 2019: nil and nil respectively) from the sale of certain equity securities originally acquired as part of its divestiture of non-core concessions in prior years. During the three and six months ended June 30, 2020, the net cash used in investing activities amounted to $23,400 and $23,870 respectively (June 30, 2019: $16,066 and $16,480 respectively). The Company used cash to fund advances to Minera Juanicipio, which combined with the Company’s Juanicipio expenditures on its own account, totaled $23,284 and $23,456 respectively (June 30, 2019: $15,375 and $15,456 respectively). In the three and six months ended June 30, 2020, MAG also purchased equipment totaling $53 and $58 respectively (June 30, 2019: nil and $13 respectively) and expended $474 and $1,098 respectively (June 30, 2019: $691 and $1,011 respectively) on its other exploration and evaluation properties.

Financing Activities

On April 30, 2020, the Company closed a non-brokered private placement offering and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60,000,002 ($43,134) to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him.

In the three and six months ended June 30, 2020, 66,000 and 81,000 stock options respectively (June 30, 2019: 335,000 and 335,000 respectively) were exercised for cash proceeds of $499 and $605 respectively (June 30, 2019: $1,978 for the three and six months ended June 30, 2020). In addition, 58,333 stock options (June 30, 2019: 710,000) were exercised under a less dilutive cashless exercise provision of the plan whereby 24,940 shares (June 30, 2019: 384,507) were issued and the remaining 33,393 stock options (June 30, 2019: 325,493) were cancelled.

In the three and six months ended June 30, 2020, the net cash used in financing activities was to pay an office lease obligation of $26 and $42 respectively (June 30, 2019: $15 and $37 respectively).

20

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

10.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at:

	June 30, 2020	June 30, 2019

Cash and cash equivalents	$87,108	$113,833
Other current assets	1,333	949
Total current assets	88,441	114,782
Investments	8,297	1,294
Investment in Juanicipio	156,647	97,418
Exploration and evaluation assets	8,459	4,976
Property and equipment	755	544
Total assets	$262,599	$219,014

Current liabilities	$759	$456
Non-current liabilities	9,854	2,306
Total liabilities	10,613	2,762
Total equity	251,986	216,252
Total liabilities and equity	$262,599	$219,014

Total current assets decreased from $114,782 at June 30, 2019 to $88,441 as at June 30, 2020. Cash and cash equivalents totaled $87,108 at June 30, 2020 compared to $113,833 at June 30, 2019, with the decrease primarily a result of the Company’s ongoing investment in the Juanicipio Project. Other current assets as at June 30, 2020 included prepaid insurance and other expenses of $1,019 (June 30, 2019: $688) and accounts receivable of $314 (June 30, 2019: $261). The accounts receivable is comprised primarily of goods and services tax (“GST”) recoverable.

Investments of $8,297 are comprised of equity securities held by MAG acquired either as strategic investments or as part of its divestiture of non-core concessions in prior years (June 30, 2019: $1,294).

The Investment in Juanicipio balance increased from June 30, 2019 to June 30, 2020 from $97,418 to $156,647 and reflects MAG’s ongoing investment in Minera Juanicipio as discussed above in ‘Investing Activities’ and ‘Investment in Juanicipio.’ Exploration and evaluation assets as at June 30, 2020 increased to $8,459 (June 30, 2019: $4,976) reflecting exploration expenditures incurred on the properties described above in ‘Exploration and Evaluation Assets.’

Property and equipment increased from June 30, 2019 to June 30, 2020 from $544 to $755 and includes a right-of-use asset recognized under IFRS 16 and exploration camp and equipment.

Current liabilities at June 30, 2020 amounted to $759 (June 30, 2019: $456) and are attributable to accrued exploration and administrative expenses and the current portion of the IFRS 16 lease obligations referred to above. Non-current liabilities at June 30, 2020 of $9,854 (June 30, 2019: $2,306) include the non-current lease obligation of $403 (June 30, 2019: $501), $286 for a reclamation provision (June 30, 2019: $260) and a deferred income tax liability of $9,165 (June 30, 2019: $1,545), the later resulting from temporary timing differences between the book and tax base of its Mexican non-monetary assets.

21

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

11.	LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2020, MAG had working capital of $87,682 (June 30, 2019: $114,326) including cash and cash equivalents of $87,108 (June 30, 2019: $113,833) and MAG has no long-term debt. As well, as at June 30, 2020 Minera Juanicipio had cash of $35,337 (MAG’s attributable 44% share $15,548). MAG is not currently generating any cash flow from operations, and therefore the Company may require additional capital in the future to meet its future project and other related expenditures. Future liquidity may therefore depend upon the Company’s ability to arrange debt or additional equity financings. The Company is continually evaluating both debt and equity financing alternatives.

ATM Program

On June 29, 2020, the Company established an at-the-market equity program (the “ATM Program”) whereby the Company is permitted to issue up to an aggregate of $50 million worth of common shares from treasury at prevailing market prices to the public through the NYSE American or any other marketplace on which the common shares are listed, quoted or otherwise traded in the United States. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program is effective until June 2022, unless terminated prior to such date by the Company. Subsequent to June 30, 2020 and as at August 10, 2020, the Company has sold and issued 2,305,463 common shares under the ATM Program at an average price of $16.16 per share, for gross and net proceeds of $37,264 and $36,239 respectively. The remaining availability under the ATM Program is now $12,736, which MAG may utilize at its sole discretion.

Funding of the Juanicipio Project Development

The initial capital expenditure requirements for the Juanicipio Project, as revised and announced by the joint venture shareholders on February 24, 2020 is estimated as of January 1, 2018 to be $440,000 (100% basis) including all mine development-related costs to be incurred prior to the envisaged commencement of commercial operations in mid- 2021. Capital costs incurred after commercial production are assigned to sustaining capital and are projected to be paid out of operating cash-flows.

This initial capital expenditure estimate of $440,000 does not represent the remaining initial capital expenditures as of the present date, as it does not reflect the capital expenditures incurred since January 1, 2018 which total approximately $172,695 to June 30, 2020. MAG therefore estimates the remaining initial capital expenditures on a 100% basis to be approximately $267,305 (MAG’s 44% share being $117,614 at June 30, 2020), with the funding requirement to be reduced by both: existing cash held in Minera Juanicipio as at June 30, 2020 ($35,337); and expected cash flows generated from mineralized rock sold and processed through the Fresnillo processing plant at 16,000 tonnes per month commencing later in August-2020 (see above Mine Development Update – Juanicipio Project).

As noted above in COVID-19 – Juanicipio Project, in response to the COVID-19 virus outbreak, mine development and construction at Juanicipio was impacted by a Mexican Government temporary suspension order of all “non-essential” operations in Mexico to May 30, 2020. Although operations resumed after June 1, 2020, and Fresnillo as operator has stated that it does not expect a change to the overall Juanicipio development timetable, the impact of this order and possible other consequences of COVID-19 on the development of the mine cannot be fully assessed at this time. The COVID-19 virus outbreak and possible additional work stoppages or restrictions could result in additional medical and other costs, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

22

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

The Company may need to raise additional capital in the future in order to meet its full share of initial capital required to develop the Juanicipio Project, and accordingly, future liquidity may depend upon its ability to arrange debt or additional equity financings. The inability of MAG to fund its 44% share of cash calls would result in dilution of its ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

Expected Use of Proceeds – Financings

The Company closed a non-brokered private placement on April 30, 2020 and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60,000,002 (US$43,134). As previously announced, MAG intends to use the net proceeds of this offering to fund exploration and development of the Juanicipio Project and for working capital and general corporate purposes, although to date these funds have not yet been expended.

In the Company’s June 29, 2020 Prospectus Supplement to a Short Form Base Shelf Prospectus, MAG established an ATM Program (see ATM Program above) and provided the expected use of proceeds with respect to the offering as follows:

o	Development expenditures at the Juanicipio Project (2020-21) – up to $34,725 of net proceeds;
o	Exploration expenditures at the Juanicipio and other projects – up to $8,500; and,
o	Working capital and general corporate purposes – up to $5,000.

The first issuances under the ATM were made subsequent to the quarter end (see Subsequent Events).

12.	Contractual ObligationS

The following table discloses the contractual obligations of MAG and its subsidiaries as at June 30, 2020 for committed exploration work and other committed obligations.

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2020	2021-2022	2023-2024	2025 & over

Committed exploration expenditures	$–	$–	$–	$–	$–

Minera Juanicipio (1)&(2)	–	–	–	–	–

Other commitments	103	103	$–	–	–
Total Obligations and Commitments	$103	$103	$–	$–	$–

1) Although MAG Silver makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

(2) According to the operator, Fresnillo, contractual commitments for processing equipment of $25,700 and for development contractors of $75,400 with respect to the Juanicipio Project on a 100% basis have been committed to as at June 30, 2020.

23

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

The Company also has optional commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances the projects, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the earn-in requirements.

MAG may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

13.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at August 10, 2020, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	93,765,187	n/a	n/a
Stock Options	1,144,581	$9.28 - $17.55	0.3 to 4.5 years
Performance Share Units(“PSUs”) (1)	260,988	1:1	1.3 to 4.5 years
Restricted Share Units(“RSUs”)	45,729	1:1	3.6 to 4.5 years
Deferred Share Units (“DSUs”) (2)	627,339	1:1	n/a (2)
Fully Diluted	95,843,824

(1) Includes 172,055 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU payout range from 0% (nil PSUs) to 200% (344,110 PSUs) and 27,980 PSU grants where vesting is also subject to market price performance factor, measured over a three-year performance period with PSU payout target range from 50% (13,990 PSUs) to 150% (41,970 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

14.	Other Items

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local ejido.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

24

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but MAG has to date been able to recover all of its VAT paid. Minera Juanicipio also holds a VAT receivable balance, and the collections of these receivables, if not recovered on a timely basis, can be credited against VAT payable once Minera Juanicipio becomes a producing mine.

15.	Trend InformatioN

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have an adverse material impact on the Company’s operations and market value.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo Project. Any further challenge to the access to any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

16.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent AIF dated March 30, 2020 as amended and restated on April 23, 2020, available on SEDAR at www.sedar.com and www.sec.gov and incorporated by reference herein.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

25

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk on these currencies from fluctuations in foreign exchange rates (see Note 11(c) in the condensed interim consolidated financial statements of the Company as at June 30, 2020).

In addition, there is increasing environmental regulation as a result of public concern over climate change. The Company may have increased costs associated with the compliance of these regulation and a failure to comply may have a material adverse impact on the Company’s performance.

Juanicipio Development Decision

The actual scope, design and operating results of the Juanicipio Project may differ from the scope, design and results envisaged in the 2017 PEA. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different. As a result, there are additional risks as to the extent of capital and operating costs, mineral recovery and financial viability of the project.

Virus outbreaks may create instability in world markets and may affect the Company’s business.

MAG’s operations and the operations it has an interest in are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including COVID-19. The current outbreak of COVID-19 that was first reported in Wuhan, China on December 31, 2019, and any future emergence and spread of similar pathogens, could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of the Company’s suppliers, contractors and service providers and may negatively impact future fiscal periods in the event of prolonged disruptions associated with the outbreak. The Chinese market is a significant source of global demand for commodities, including silver, gold and other metals. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the Company’s products. COVID-19 and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on metal prices and demand in China and other markets and potentially broader impacts on the global economy.

26

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

In response to the COVID-19 virus outbreak, in April 2020 the Federal Government of Mexico issued an administrative order for the temporary suspension of all “non-essential activities” until May 30, 2020 as part of its nationwide effort to slow the spread of the COVID-19 virus. The Juanicipio Project operator, Fresnillo, was in regular consultation with Mexican Government officials to ensure Minera Juanicipio’s compliance with the order. Fresnillo advised the Company that while the order was in effect, underground development continued under government mandated hygiene protocols, surface construction work was reduced and surface-based drilling was temporarily halted. These changes could have a material adverse impact on the Company as it could result in delays in the development timeline and increased costs. Any such delays could result in the failure to meet the previously announced timetable for beginning production and processing at Juanicipio. Although all work has since resumed, the impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, other supply chain disruptions and workforce and contractor interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material impairment charges to the Company’s assets.

Although in May 2020, the Mexican Government declared Construction and Mining as essential activities and allowed the restart of all operations beginning June 1, 2020, if Mexican authorities were to reinstate the suspension order caused by the COVID-19 virus outbreak, or if a further suspension of mine development at Juanicipio was implemented for an undefined period of time, there could be additional medical and other costs to be incurred, project delays, cost overruns, and operational restart costs. Alternatively, in the event of an outbreak of COVID-19 at Juanicipio, Fresnillo could determine that a full suspension of all of its operations is necessary for the safety and protection of the workers. A complete suspension of underground development at Juanicipio could result in delays in the development of the project, result in additional increases in costs and have a material adverse effect on the financial position of the Company. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

17.	Off-Balance Sheet ArrangementS

MAG Silver has no off-balance sheet arrangements.

18.	Related Party TransactionS

MAG does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico, other than the Juanicipio Project, with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees paid to IMDEX. In addition to corporate executive responsibilities with the Company, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

27

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

During the period, the Company incurred charges with Cascabel and IMDEX as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Fees related to Dr. Megaw:
Exploration and marketing services	$92	$62	$164	$136
Travel and expenses	2	25	10	45
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	13	14	27	31
Field exploration services	40	73	81	161
	$147	$174	$282	$373

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at June 30, 2020 is $106 related to these services (June 30, 2019: $88).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Cinco de Mayo Project has a 2.5% NSR royalty payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

Intercorporate Structure

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

	Country of	Principal	MAG's effective interest
Name	Incorporation	Project	2020 (%)	2019 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Cinco de Mayo	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 10.7% of the common shares of the Company as at June 30, 2020, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

28

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Salaries and other short term employee benefits	$284	$280	$569	$567
Share based payments	947	920	1,201	1,018
	$1,231	$1,200	$1,770	$1,585

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

19.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS, requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and deferred exploration and evaluation costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision (iv) share based payments, (v) equity investments, and (vi) financial instruments, as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements as at June 30, 2020 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property until commercial production is achieved. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value. IFRS also requires the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the production life of the asset.

29

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

The Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively, a variety of factors.

Under IFRS 9 – Financial Instruments, the Company is required to value warrants that meet the definition of derivatives at fair value with unrealized gains and losses recognized in the statement of loss. To measure this fair value, warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model.

20.	CHANGES IN ACCOUNTING STANDARDS

(i)	Adoption of amended IFRS pronouncement

The Company has adopted the following new accounting pronouncements effective as at January 1, 2020:

IFRS 3 Business Combinations. On October 22, 2018, IASB issued narrow-scope amendments to IFRS 3 Business Combinations that intend to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The Company will apply these amendments to applicable acquisition transactions entered into after January 1, 2020.

30

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

(ii)	Recent accounting pronouncement

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at June 30, 2020. These include:

IAS 16 Property, Plant and Equipment. In May 2020, the IASB issued Property, Plant and Equipment – Proceeds before Intended Use (Amendments to IAS 16), which made amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss. The amendments are applied retrospectively and effective for annual periods beginning on or after January 1, 2022 with earlier application permitted. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

21.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

MAG Silver maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of June 30, 2020 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at June 30, 2020.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three and six months ended June 30, 2020 were approved by the Board on August 10, 2020. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of June 30, 2020 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and have concluded that the Company’s internal control over financial reporting is effective.

There have been no changes in internal controls over financial reporting during the period ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

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MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and six months ended June 30, 2020 and 2019
(expressed in thousands of US dollars except as otherwise noted)

22.	SUBSEQUENT EVENTS

Subsequent to June 30, 2020 and as at August 10, 2020, the Company has sold and issued 2,305,463 common shares under the ATM Program at an average price of $16.16 per share, for gross and net proceeds of $37,264 and $36,239 respectively.

23.	ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

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